October 19, 2018

Kevin Kremke
Chief Financial Officer
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027

       Re: Delek US Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-38142

Dear Mr. Kremke:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Natural
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